

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 19, 2011

Via Email
Wayne Middleton
President
Immobiliare Global Investments, Inc.
13575 58th Street N., Suite 140
Clearwater, FL 33760

> **Re:** **Immobiliare Global Investments, Inc.**
> **Amendment No. 1 to the Registration Statement on Form S-1**
> **Filed August 4, 2011**
> **File No. 333-174261**

Dear Mr. Middleton:

  We have reviewed your response to our letter dated June 10, 2011 and have the following additional comments.

General

1. Please be sure to carefully review the registration statement prior to submitting your next amendment to resolve any inconsistencies in disclosure from section to section. We note by way of example your revision in response to prior comment 35; however, the language "and that have an approximate value in excess of $950,000" still appears in the second paragraph on page 6.

2. We note your response to prior comment one and reissue in part. Please file the agreements evidencing each of the mortgage notes payable or provide us with a detailed analysis for each agreement you believe is not material to you. Refer to Item 601(b)(10) of Regulation S-K.

Prospectus cover page

3. Please disclose here and throughout in prominent type that investor proceeds will not be held in escrow and are available for immediate use by your officers and directors. Also, add a risk factor discussing the attendant risks to investors because there is no minimum offering condition and funds are available for immediate use.

4. Please disclose, here and in the plan of distribution section, whether subscriptions are revocable. If subscriptions are irrevocable, please add a risk factor discussing the attendant risks.

Prospectus Summary, page 6

5. We note your response to prior comment six and reissue in part. Please disclose in the summary section your monthly cash burn rate and the number of months your cash will last at this rate. Revise your liquidity discussion in this manner as well.

Selected Financial Data – Interim, page 7

6. Reference is made to your March 31, 2011 balance sheet data. We note the majority of the amounts disclosed for your March 31, 2011 balance sheet data do not agree with the amounts disclosed in the interim financial statement at page F-17. In the next amendment, which is required to include six months ended June 30, 2011 interim financial statements and related financial information, please ensure consistency of all amounts and data throughout the filing.

Risk Factors, page 8

7. Please add a risk factor disclosing the risks relating to the substantial amount of mortgage notes payable.

8. Please add a risk factor discussing the risk that the secondary offering of 11,295,000 shares could have the effect of limiting the number of shares sold in the primary offering, which would significantly reduce the proceeds available for you to implement your business plan.

(5) As a public company, we will be subject to additional, page 8

9. We note your response to prior comment 12; however, we reissue because we are unable to locate your revised disclosure.

(7) We Are Dependent On The Services, page 9

10. Please disclose, if true, that you do not maintain key-man life insurance on Mr. Middleton.

Item 4. Use of Proceeds, page 13

11. Please reconcile your revised disclosure in the second paragraph of this section that the offering price per share is $0.014 with disclosure elsewhere that the offering price is $0.50 per share.

12. Please explain why the amount of offering expenses allocated to Legal & Professional Fees varies with the offering proceeds given that it appears you will pay $175,000 to counsel regardless of the amount of proceeds raised. We note in this regard disclosure in Note 4 to your Interim Financial Statements.

13. We note your revised disclosure in the paragraph following the use of proceeds table. Please disclose this in your summary section and plan of operation and add a risk factor in this regard.

Dilution, page 14

14. We note your response to prior comment 18. However, please see your discussion paragraph where assuming all 13,705,000 shares are sold by the Company, you will have an additional $6,852,500 in equity resulting in a net book value of $6,113,217 or $0.095 per share. Please revise this computation to reflect the receipt of <u>net</u> proceeds of $6,669,000 along with the denominator of total of issued and outstanding common shares of 78,110,000 (i.e., common shares outstanding at March 31, 2011 plus the 13,705,000 IPO shares). The revision should result in a net tangible book value after the IPO to be $5,929,717 or $0.075 per share, and a dilution amount of $0.425 to new investors as of March 31, 2011. Please revise (i.e., as updated for the next subsequent interim period balance sheet) or provide us with your computations. Please consider the impact of any accounting changes to the financial statements in your computation as well.

Interest of Named Experts and Counsel, page 20

15. Please expand the first paragraph pertaining to Randall N. Drake, CPA, P.A., to also disclose that the filing includes their interim review report pertaining to your interim financial statements as well, if applicable.

The Self-Storage Concept, page 20

16. Please revise to substantiate your statement that "[s]elf-storage has proven to be a sound investment" or remove.

17. Please revise the last sentence of the second paragraph on page 21 to explain in what ways self-storage is "one of the most viable options of real estate investment."

18. Please disclose the expected current return and residual value of the proposed self-storage property or remove the sixth and seventh paragraphs of this section.

19. We note your response to prior comment 23 and reissue in part. Please name the source of the survey data referenced in the third paragraph on page 21 or remove. Additionally, revise the second bullet point on page 21 to disclose the source of the tenant duration and turnover data.

Advantages of Self-Storage, page 21

20. Please revise this discussion to clarify that there is no guarantee that self-storage rental rates will always increase.

21. Please clarify what you mean by "(adjust?)" in the first bullet point.

22. Please disclose in the first bullet point the market rate and rate trends for the market in which you seek to build your facility.

23. Please revise the fourth bullet point to explain how you "carefully manage" real estate taxes, which we would typically expect to be set by your local government at a fixed rate based on the value of the property.

Our History, page 22

24. We note your revised disclosure in response to prior comment 26. Please provide greater specificity regarding your plans to construct and operate your self-storage facility. In particular, reconcile your statements that "[you] cannot just build half of the building if [you] can only raise half of the funds" and "the financing at some point becomes an all or nothing proposition" with your use of proceeds table, where you disclose a range of proceeds allocated to storage facility construction from $878,085 to $3,512,342. It appears from this that you intend to scale the size of your storage facility based on the amount of proceeds raised in the offering. If true, disclose the impact to your expected revenues if you are forced to build a facility that is progressively smaller if you do not raise the full amount of offering proceeds.

25. Please revise your plan of operation to disclose the estimated timeframe from completion of the offering until you begin generating revenues from your new facility.

26. We note your revisions made in response to prior comments 27 and 28. Disclose here and also in Note 1 to the audited financial statements, the business activity of Thomas at and prior to the November 2010 merger. It is unclear if Thomas' sole business was that of rental of the residential units and the mobile home park that are described in the filing. If so, please state. We note from your response to prior comment 27 that the operations of Thomas have not changed in a few years as most of the assets have been owned and rented since its creation in 2005.

Description of Property, page 25

27. Please revise to disclose the extent to which your properties are encumbered. Refer to Item 102 of Regulation S-K.

Management's Discussion and Analysis, page 26

Our Business Overview, page 26

28. We note your response to prior comment 34. Please provide us with a copy of the feasibility study. Additionally, please file the consent of Steven Ross as an exhibit to

your amended registration statement or tell us why a consent is not necessary. Refer to Securities Act Rule 436.

29. Please disclose the approximate monthly rental income derived from the Major Street properties and the total amount of lost revenues you estimate will result from eviction until you complete construction of the self-storage facility. Discuss the expected impact of this known trend on your results of operations.

Financial Condition, page 28

March 31, 2011 and December 31, 2010

30. See the paragraph on Total Assets. Please reconcile the March 31, 2011 amount of total assets with that disclosed on the interim balance sheet at page F-22.

Liquidity and Capital Resources at March 31, 2011, page 28

31. It appears that each of the Major Street properties to be demolished are mortgaged. Disclose the effect these mortgages will have on your ability to demolish the properties, for instance, whether you are required to obtain lender consent, and if so, whether you have obtained consents. Disclose whether the mortgages will attach to the new property and disclose the material terms.

Liquidity and Capital Resources at December 31, 2010 and December 31, 2009, page 29

32. Please clarify that your cash provided by financing activities for the year ended December 31, 2010 was $114,497 rather than $14,497.

33. We are unable to locate any revisions to MD&A in response to prior comment 39. As such, we reiterate the comment and request the disclosure be included herein: *We note your Statements of Cash Flows reflects proceeds from bank line of credit for the fiscal year ended December 31, 2010. Please discuss the existence of this credit line and whether it has expired or is in effect. Disclose the total availability amount and the terms of repayment or maturity date. Refer also to Note 5 to the financial statements.*

Changes in and Disagreement with Accountants, page 29

34. We have reviewed your response to prior comment 46. In connection with the reverse merger transaction, please provide an additional paragraph to state that Wisan, Smith, Racker & Prescott, LLP were previously the independent public accounting firm (the "former auditors") for Thomas. Please state whether the former auditors resigned, declined to stand for re-election or were dismissed, and the date thereof. Disclose the type of audit opinion rendered by the former auditors on Thomas' financial statements for the two fiscal years (i.e., December 31, 2009 and December 31, 2008) prior to the reverse merger with the Company. In addition, disclose whether or not there were any

Wayne Middleton
Immobiliare Global Investments, Inc.
August 19, 2011
Page 6

disagreements and/or reportable events with the former auditors during the two fiscal years prior to the merger and the subsequent interim period through the date of the merger. An Exhibit 16 letter from Wisan, Smith, Racker & Prescott, LLP should be filed with the next amendment on the Form S-1 Registration Statement stating whether or not they agree with your disclosures concerning their firm. Refer to the requirements of Item 304(a)(1) and (3) of Regulation S-K.

December 31, 2010 Audited Financial Statements

Statements of Stockholders' Equity, page F-5

35. Please revise this statement to include a column for the newly inserted balance sheet presentation of additional paid-in capital, and ensure that the common stock amount column has been revised accordingly for the par value adjustment. The Statements of Stockholders' Equity should be consistent with the balance sheet presentation.

36. We have reviewed your response to prior comment 47 and your inclusion of Note 9 on page F-18. Please reflect on the statements of stockholders' equity line item Preferred stock issued to founders, the par value amount assigned to the 100,000 preferred shares as $10, with an offsetting debit amount to additional paid-in capital, as we note your disclosure that the shares were issued without any payment.

Statements of Cash Flows, page F-6

37. See the financing activity line item Common stock issued for cash in the amount of $145,000. It is unclear how you determined this amount, given that the Note 9 stock issuances for cash equate to $32,500 (i.e., the November 10, 2010 common stock issuance of 125,000 shares at $0.10 per share and the November 15, 2010 common stock issuance of 200,000 shares at $0.10 per share). Please revise or advise.

38. See the Non-cash investing and financing activities. Please delete the line item, stock issued (125,000 shares) for goodwill, in the amount of $12,500. In addition, please delete the line items, note issued for goodwill in the amount of $800,000 and goodwill acquired in merger in the amount of $812,500. Instead, please include a non-cash investing and financing activity line item for note payable issued for Thomas acquisition in the amount of $800,000. All references to goodwill should be deleted.

39. Please consider moving the narrative and tabular information at the bottom of page F-7 relating the November 10, 2010 acquisition of Thomas to disclosure in Note 1 as the last paragraph under the heading Organization and Business Activity.

40. We have reviewed your response to prior comment 50 along with Exhibit 10.2, Purchase and Sale Agreement. We note the consideration includes 25,000 rather than 125,000 shares of restricted common stock and that these shares are subject to a repurchase agreement of $1.00 per share on the 48th month following the effective date of your

Registration Statement, should the publicly traded share price of your Company never exceed $1.00 within those 48 months. Please provide this disclosure in your footnotes. Also, given that the common share price of $1.00 is outside of your control, please tell us the consideration given to reclassifying the common shares as a liability or as temporary equity rather than equity. Refer to ASC 480-10-30-2 and ASC 480-10-S99-3A for guidance. Also tell us if the Purchase and Sales Agreement, dated November 10, 2010, has been further amended to increase the share issuance to 125,000 shares and to remove the common stock repurchase obligation. Such amended agreement, if any, should be filed with the next amendment.

Note 1. Summary of Significant Accounting Policies, page F-9

Organization and Business Activity

41. We have reviewed your response to prior comment 29. Please expand this section to disclose your response that Mr. Middleton has broad authority to make operational and business decisions for you on a daily basis; however, the Board of Directors has the authority to over-rule any decisions of the CEO by a majority vote, and that any significant decisions that would materially affect you will be voted on by a majority vote of the Board of directors.

Intangible Assets

42. Refer to the paragraph discussion on Goodwill. Please delete this disclosure or revise the last sentence to indicate you have no goodwill balance at December 31, 2010 or December 31, 2009. There should be no goodwill on the balance sheet as a result of the Thomas acquisition.

Note 3. Intangibles, page F-12

43. We have reviewed your response to prior comment 52, and are unable to locate any revisions in this statement. Please revise this Note to delete all references to any acquisition of goodwill. In addition, please reclassify the $812,500 amount from goodwill to the statements of stockholders' equity as a debit to additional paid-in capital, with a line item description such as distribution to shareholder in connection with Thomas acquisition or similar to that shown in your March 31, 2011 statements of stockholders' equity. We may have additional comments upon review of your revisions.

Note 7. Acquisition Notes Payable to Stockholders, page F-14

44. Please reconcile the note maturity date by November 14, 2014 with that shown in Exhibit 10.1, Promissory Note, that the principal balance shall be due on or before November 10, 2015. To the extent there is an amendment to the promissory note, please file with the next amendment to the Registration Statement on Form S-1.

Note 10. Subsequent Events, page F-18

45. We note your disclosure that subsequent to December 31, 2010, you issued 4,000,000
    common shares to director for past services. Please disclose the fair value assigned to
    these shares. In addition, to the extent not previously recorded, it appears that the past
    services rendered should have been recognized in your December 31, 2010 and/or
    applicable prior years' financial statements as compensatory expenses over the service
    period. Please tell us and disclose if this has been recognized and, if not, please revise
    your financial statements accordingly to reflect the prior service costs. Alternatively,
    please explain why you believe your current accounting is appropriate.

March 31, 2011 Interim Financial Statements

General

46. Please revise the interim financial statements and notes for comments issued above on the
    audited financial statements, as applicable.

Age of Financial Statements

47. Please continue to consider the financial statement updating requirements set forth in
    Rule 8-08 of Regulation S-X. In this regard, the next amendment should contain
    unaudited interim financial statements and related financial information, such as Selected
    Financial Data, Dilution, and MD&A, for the six months ended June 30, 2011 and the
    comparative June 30, 2010 interim period.

Accountants' Consent

48. We have reviewed your response to prior comment 57 and are unable to locate any
    revisions. We reiterate the comment that the accountant should specifically consent to
    each reference within the filing. This would also include the reference to changes in and
    disagreements with accountants, along with the interim review report. Please revise.

49. Amendments should contain a currently dated accountants' consent. Manually signed
    consents should be kept on file for five years. Reference is made to Rule 402 of
    Regulation C.

Item 16. Exhibits and Financial Statement Schedules

50. We note your response to prior comment 58; however, we reissue because we are unable
    to locate your list of subsidiaries filed as exhibit 21.

Signatures

51. We note your response to prior comment 60; however, we reissue in part. Please revise the second signature block to include the signatures of your principal financial officer and principal accounting officer or controller. Refer to Instruction 1 to Form S-1.

You may contact Beverly Singleton at (202) 551-3328 or Margery Reich at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3324 with any other questions.

Sincerely,

/s/ John Stickel

John Stickel
Attorney-Advisor

cc: Clifford J. Hunt, Esq.
        Law Office of Clifford J. Hunt, P.A.